UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

No. 6, Xiaozhuang Road, #101A

Chaoyang District, Beijing

The People’s Republic of China, 100020

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On June 10, 2021, WiMi Hologram Cloud, Inc. (“WiMi”) (NASDAQ: WIMI) announced that WiMi, VIYI Algorithm Inc., (“VIYI Algo”), a company controlled by WiMi, and Venus Acquisition Corporation (NASDAQ: VENA) (“Venus”), a publicly traded special purpose acquisition company entered into a definitive merger agreement (the “Merger Agreement”). A newly created merger subsidiary of Venus will be merged with and into VIYI Algo with VIYI Algo being the surviving entity and becoming Venus’s wholly owned subsidiary. Upon closing of the transaction, Venus will change its name to MicroAlgo Inc. and continue as a Cayman Islands exempted company.

Amendment to the Merger Agreement

On January 24, 2022, Venus, VIYI Algo, and WiMi entered into an amendment to the Merger Agreement (the “Amendment”). Under the Amendment:

1.	the outside termination date of the proposed merger will be June 30, 2022;

2.	the existing backstop agreement will be terminated and the new backstop agreement with WiMi will be entered into as described below in this Form 6-K; and

3.	the existence of new potential governmental approvals under recent changes in China law is acknowledged.

A copy of the Amendment is submitted herewith as Exhibit 99.1.

Backstop Agreement

As contemplated by and as a condition of the Merger Agreement, Venus entered into a backstop agreement with Ever Abundant Investments Limited, which was subsequently terminated. As such, WiMi will enter into a new backstop agreement with Venus, under which WiMi will provide an aggregate of up to $15 million backstop investment to Venus.

A copy of the Backstop Agreement with Venus is submitted herewith as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive and Operations Officer

Date: January 24, 2022

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amendment No. 1 dated as of January 24, 2022 to Merger Agreement by and among, Venus Acquisition Corporation, Viyi Algorithm Inc., Venus Merger Sub Corp., and WiMi Hologram Cloud Inc.
99.2	Backstop Agreement dated as of January 24, 2022 by and between Venus Acquisition Corporation and WiMi Hologram Cloud Inc.

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